Exhibit (a)(5)


April 21, 1999
Denver, Colorado

FOR IMMEDIATE RELEASE

     AIMCO Properties, L.P. has increased the purchase price in its offer to purchase up to 305,500 outstanding depositary unit certificates representing assignments of limited partnership interests (the "Units") of U.S. Realty Partners Limited Partnership to $5.70 per Unit. Limited Partners who have tendered their Units to AIMCO will automatically receive the benefit of the increased purchase price and need not take any further action. As of April 20, 1999, 0 Units had been deposited pursuant to AIMCO's offer.

     For additional information, contact River Oaks Partnership Services, Inc., AIMCO's information agent, at (888) 349-2005 or (201) 896-1900.


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